UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2022

Commission File Number 001-35948

Kamada Ltd.

(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891, 333-233267 and 333-265866.

Other Information

On December 22, 2022, Kamada Ltd. (the “Company”) held an Annual General Meeting of Shareholders at the Company’s offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel (the “Meeting”). At the Meeting, the shareholders voted on and approved, by the applicable required majority, each of the proposals that were described in the Company’s Notice and Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on November 8, 2022. Accordingly, at the Meeting, the shareholders of the Company approved the following proposals:

1.	The election of the following directors to serve as members of the Company’s Board of Directors until the Company’s next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company:

Lilach Asher Topilsky

Uri Botzer

Ishay Davidi

Karnit Goldwasser

Jonathan Hahn

Lilach Payorski

Leon Recanati

Ari Shamiss

David Tsur

2.	The grant of options to each of the director nominees.

3.	The grant of options to Mr. Amir London, the Company’s Chief Executive Officer.

4.	The Company’s entering into an indemnification and exculpation agreement with Mr. Uri Botzer.

5.	The amendment and readoption of the Company’s Compensation Policy for Executive Officers and Compensation Policy for Directors.

6.	The adoption of the U.S. Taxpayers Appendix to the Kamada Ltd. 2011 Israeli Share Award Plan, for U.S. tax purposes.

7.	The ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2022 and for such additional period until the Company’s next annual general meeting of shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 22, 2022	KAMADA LTD.

	By:	/s/ Yifat Philip
Yifat Philip
Vice President General Counsel and Corporate Secretary

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